Exhibit 99.1

Maris-Tech Enhances its Diamond Platform to Combat Airborne Threats with Diamond Ultra — Facilitating Defense and Situational Awareness for Armored Fighting Vehicles

Diamond Ultra integrates up to 12 high definition (“HD”) cameras, providing 360° 3D and airborne threat protection for Armored Fighting Vehicles (“AFV”). Powered by two Hailo AI processors, it enables real-time monitoring and AI-based analysis of video streams.

Rehovot, Israel, Sept. 30, 2024 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)-based edge computing technology, today announced the addition of its Diamond Ultra technology, which was developed to support overhead and airborne threats for AFV, to its Diamond product platform. This development represents a significant leap forward in AI-powered defense technology, aiming to enhance threat detection and response for superior combat readiness.

Diamond Ultra now integrates up to 12 HD camera inputs and is expected to provide comprehensive, 360° 3D and airborne threat protection. The platform incorporates two Hailo AI processors, which are powerful accelerators, enabling simultaneous real-time monitoring of all cameras. Equipped with an edge processor, Diamond Ultra analyzes video streams with AI, delivering real-time alerts on potential threats and suspicious activities. The platform is designed for critical missions, aimed at offering powerful threat detection and precise response capabilities, and at optimizing urban and open terrain combat scenarios across multiple types of defense vehicles.

Israel Bar, Chief Executive Officer of Maris-Tech, commented, “With the latest sensor advancements to our Diamond platform, Maris-Tech is once again committed to redefining the boundaries of situational awareness for the defense sector. Diamond Ultra is expected to offer a new level of protection and operational confidence, with a goal of allowing AFV crews to detect and respond to threats more effectively than ever before.”

In urban combat, Diamond Ultra is designed to tackle the unique challenges AFV crews face as a result of drones, dismounted enemy fighters with shoulder-mounted missiles, attacks from upper floors of buildings and improvised explosive devices which are attached to vehicles in blind spots. In open terrain combat, Diamond Ultra helps to mitigate the risks that AFV crews face as a result of enemy tanks, ground troops with portable anti-tank weapons, ambushes, snipers, and drone-based reconnaissance and direct attacks.

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israel technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS) and communication industries worldwide. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the technological abilities and expected advantages and benefits to our customers of the Diamond Ultra, including enhanced threat detection and response for superior combat readiness, our expectations that our Diamond Ultra technology will provide comprehensive 360° 3D and airborne threat protection, the expectations that it will enable simultaneous real-time monitoring on all cameras, our commitment to redefining the boundaries of situational awareness for the defense sector, and our expectations that the Diamond Ultra will offer a new level of protection and operational confidence and will allow AFV crews to detect and respond to threats more effectively than ever before. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, Chief Financial Officer

Tel: +972-72-2424022

Nir@maris-tech.com